CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WHERIFY WIRELESS, INC.

A Delaware corporation

Wherify Wireless, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

The amendment to this Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), set forth in the following resolution, was approved and duly adopted by this Corporation’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted and approved by stockholders at an annual meeting called and held upon notice in accordance with Section 222 of the DGCL:

RESOLVED, that the introductory paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation of Wherify Wireless, Inc., beginning with “FOURTH” and ending with “($0.01) per share,” be amended and restated to read in its entirety as follows:

FOURTH: The total number of shares of capital stock of all classes which the Corporation shall have the authority to issue is Two Hundred Ten Million (210,000,000), divided into Two Hundred Million (200,000,000) shares of Common Stock of the par value of one cent ($0.01) per share, and Ten Million (10,000,000) shares of Preferred Stock of the par value of one cent ($0.01) per share.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this 8th day of December, 2006.

Wherify Wireless, Inc.

Timothy J. Neher
Chief Executive Officer